UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 865492

As at May 13, 2008

GREAT BASIN GOLD LTD.
800 West Pender Street, Suite 1020
Vancouver, British Columbia
V6C 2V6

(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Ferdi Dippenaar
President and CEO

Date: May 14, 2008

Print the name and title of the signing officer under his signature.

Ste. 1500 Royal Centre, 1055 West Georgia Street, PO Box 11117 Vancouver, BC Canada V6E 4N7 Toll Free 1 800 667·2114 South Africa 27 (0) 11 884 1610 www.grtbasin.com

GREAT BASIN GOLD'S TWO DEVELOPMENT PROJECTS MOVE CLOSER TO PRODUCTION

May 13, 2008, Vancouver, BC - Great Basin Gold Ltd. ("Great Basin Gold" or the "Company") (TSX: GBG; AMEX: GBN; JSE: GBG) today announced that it was making good progress on its two advanced stage projects: Hollister Development Block ("Hollister") Project, on the Carlin Trend in Nevada, USA and the Burnstone Gold Project in the Witwatersrand Goldfield in South Africa.

For the quarter ended March 31, 2008 the Company incurred a loss before income taxes of $20 million compared to a loss of $23 million for the December quarter, expenditure mainly being on development and exploration activities. Loss per share decreased from $0.10 per share to $0.08 per share.

At its Hollister Project, underground development continued with a further 6,253 ft (1,906 m) pre-development being completed, totaling 19,253 ft (5,868 m) for the project to date. An Alimak Escape Raise to surface was completed by the end of the quarter, a requirement for stoping operations to commence in the second quarter. The establishment of surface infrastructure to support underground activities is progressing as planned.

The Hollister Project's full-scale Plan of Operations was submitted to the authorities during March 2008, with the Bureau of Land Management's review currently underway. Under current permitting, production is limited to 120,000 tons over a period of 5 years; 80,000 oz are expected to be produced in 2008.

Exploration activities continue to support the prospectivity of the Hollister Property. The 50,000 ft (15,244 m) Phase I drilling program carried out for the 2007 Feasibility Study tested to an average depth of only 500 ft (150 m) below the upper contact of the Ordovician host rocks of the vein systems. Drilling in Phase II intersected mineralization at an approximate depth of 920 ft (280 m) below the contact. Follow up drilling to increase resources, to prove further mineralization at depth as well as in-fill drilling on parallel veins and lateral extensions to the known vein systems is currently underway.

Additional surface exploration, encompassing 78,000 ft (23,800 m) of drilling, continued mainly testing anomalous zones defined by historical drill data within an approximate 1 mile (1.6 km) radius of the current underground infrastructure. These areas are located in the Hatter Zone to the east of the current decline infrastructure, where a number of historical drill-defined anomalies are being tested.

Two surface drill holes have been completed with another three underway in this area. Results thus far have been promising and details are expected to be released during the next few weeks.

As at 10 May 2008, some 5,488 ft (1,673 m) of the 7,590 ft (2,314 m) planned length of the underground decline has been completed at the Burnstone Project. Current permitting allows for the completion of a bulk sample. The Kimberley Reef, the gold-bearing unit at Burnstone, will be intercepted at 7,040 ft (2,146 m).

On March 10, 2008, Great Basin Gold announced that the South African Department of Minerals and Energy ("DME") had approved an amended environmental management plan ("EMP") for the sinking of a vertical shaft, with a final depth of 501 m, as a second outlet at its Burnstone Project. Subsequent to site establishment, shaft sinking has progressed to some 21 m below surface. On the granting of the Mining License, the shaft will be utilized for commercial production as well.

In February 2008, the mineral resources were updated. Although the undiluted average grade has decreased by 16% to 6.9 g/t, total contained gold in the measured and indicated resources has increased by 41% to approximately 11 million ounces. At the cut-off grade of 400 cmg/t gold (the equivalent of 4 g/t over 1 m), 3.2 million ounces of gold have been added to the total measured and indicated resources (an increase of 41%) and approximately 2.0 million ounces have been added to the inferred resources (an increase of 486%) [1]. Additional drilling is currently underway within and southwest of Area 1, in what is referred to as Area 4, to expand the known resources and identify new areas of interest.

Ferdi Dippenaar CEO and President commented: "The Hollister project is reaching an exciting phase with activities now focused on building up production which is planned at 80,000 gold equivalent ounces for 2008 at a cash cost of approximately US$400/oz. Approximately 5,000 tons of high grade material from development is currently being treated at Newmont's Midas Mill and results will be released after the metallurgical balances are finalized. A long-term agreement for ore treatment will be based on the results of full-scale test runs and recent laboratory testwork. Exploration activities are increasing with five surface and four underground drill rigs currently operating. A larger, fifth underground drill rig is being added to test the anomalies on the regional North/South structure.

At Burnstone, the first reef intersection is expected in the third quarter of 2008 at which time bulk sampling will commence. This is a very atypical South African operation in terms of depth, as mining is planned to take place from some 300 m below surface. The shallow depth of this ore body will allow for a more flexible mining method focused on safety and optimal extraction. A Feasibility Study investigating a higher level of mechanization underground is currently underway with the results expected by the end of the current quarter.

We have a strong balance sheet with approximately $51 million available in cash and another $57 million available in project funding, which carries no hedging conditions. This excludes revenue from production of approximately 80,000 equivalent ounces (as noted above) expected from the Hollister this year."

Johan Oelofse, Pr.Eng., FSAIMM, Chief Operating Officer of Great Basin Gold, who is a qualified person has reviewed and approved the contents of this release.

Ferdi Dippenaar
President and CEO

For additional details on Great Basin and its gold properties, please visit the Company's website at www.grtbasin.com or contact Investor Services:

Tsholo Serunye in South Africa 27 (0) 11 301 1800
Melanee Henderson in North America 1 800 667-2114
Barbara Cano at Breakstone Group in the USA (646) 452-2334

No regulatory authority has approved or disapproved the information contained in this news release.

Cautionary and Forward Looking Statement Information

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address possible future commercial production, reserve potential, exploration drilling results, development, feasibility or exploitation activities and events or developments that Great Basin Gold expects to occur are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's annual Form 20-F filing with the United States Securities and Exchange Commission and its home jurisdiction filings that are available at www.sedar.com.

Information Concerning Estimates of Measured, Indicated and Inferred Resources

This news release also uses the terms "measured resources", "indicated resources" and "inferred resources". The Company advises investors that although these terms are recognized and required by Canadian regulations (under National Instrument 43-101 Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize them. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. In addition, "inferred resources" have a great amount of uncertainty as to their existence, and economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, or economic studies except for Preliminary Assessment as defined under 43-101. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

[1] Measured and Indicated Resources are 48.9 million tonnes grading 6.9 g/t and Inferred Resources are 17.0 million tonnes grading 4.37 g/t at 400 cmg/t cut-off as estimated in February 2008 by Deon van der Heever, Pr.Sci.Nat., of Geologix Mineral Resources Consultants (Pty) Ltd., an independent qualified person.